UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.      )
Fresenius Medical Care AG

(Name of Subject Company (issuer))
Fresenius Medical Care AG (issuer)
Fresenius Medical Care AG & Co KGaA (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Preference Shares without par value

(Title of Class of Securities)
358029 20 5

(CUSIP Number of Class of Securities)

Dr. Ben J. Lipps Fresenius Medical Care Holdings, Inc. 95 Hayden Avenue Lexington, MA 02420 781-402-9000	With a copy to: Charles F. Niemeth, Esq. Baker & McKenzie LLP 805 Third Avenue New York NY 10022 212 751-5700

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

The Transaction valuation of $624,289,485.94 (estimated solely for the purpose of computing the amount of the filing fee pursuant to Rule 0-11 under the Exchange Act) is based on the sum of (i) a price of €65.45 per preference share of Fresenius Medical Care AG sought in the offer, plus (ii) the conversion premium of €9.75 per preference share payable by tendering shareholders. The price per preference share is based on a market value of €65.45 per preference share, calculated pursuant to Rule 0-11(a)(4) by taking the average of the high and low prices of the preference shares as reported on the Frankfurt Stock Exchange on October 4, 2005. The price per preference share was converted into U.S. dollars based on an exchange rate of €1.00 equals U.S.$1.1938, the Noon Buying Rate on October 4, 2005.
$73,482.00
*Set forth the amount on which the filing fee is calculated and state how it was determined.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $73,482
     Form or Registration No.: 333-128899
     Filing Parties: Fresenius Medical Care AG; Fresenius Medical Care KGaA
     Date Filed: October 7, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     Preliminary Note: This Schedule TO relates to the offer (the “Conversion Offer”) being made by Fresenius Medical Care AG (“FMC AG”) to U.S. holders of its non-voting preference shares (including preference shares represented by American Depositary Shares) to convert their shares into ordinary shares. Upon completion of the Conversion Offer and registration by the Commercial Register in Hof an der Saale, Germany, of the conversion of FMC AG’s preference shares into ordinary shares, FMC AG will undergo a transformation of legal form under German law from a German stock corporation into a German partnership limited by shares, to be called Fresenius Medical Care AG & Co. KGaA (“FMC KGaA”). The Conversion Offer will be made by a prospectus of FMC AG and FMC KGaA filed as part of the registration statement on Form F-4 filed October 7, 2005 (Registration No. 333-128899) (the “Prospectus”). The information required by Schedule TO is incorporated by reference from the Prospectus, including the periodic reports of FMC AG incorporated into the Prospectus, as more fully set forth below. Paragraph numbers referred to in each Item below refer to the paragraph numbers of the provisions of Regulation M-A referenced in such Items.

Item 1.	Summary Term Sheet
      Not applicable. Information will be disclosed to security holders pursuant to a prospectus meeting the requirements of Rule 421 under the Securities Act of 1933, as amended.

Item 2.	Subject Company Information
      (a) Incorporated by reference to the information set forth under the caption “Summary — The Company” in the Prospectus.
      (b) Incorporated by reference to the information set forth in the Prospectus under the caption “Description of the Shares of Fresenius Medical Care AG & Co. KGaA.”
      (c) Incorporated by reference to the information set forth in Item 9 in the amended Annual Report on Form 20-F/A of FMC AG for the year ended December 31. 2004 (the “FMC AG 2004 20-F/A”).

Item 3.	Identity and Background of Filing Person
      The filing person is the subject company. The additional information required by Instruction C to Schedule TO is incorporated by reference to the information set forth in Items 6A and 7A in the FMC AG 2004 20-F/A. The business address and telephone number of each of the persons identified in such Items is c/o Fresenius Medical Care AG, Else-Kröner Strasse 1, 61352 Bad Homburg v.d.H., Germany.

Item 4.	Terms of the Transaction
      (a) Incorporated by reference to the information set forth under the caption “The U.S. Offer” in the Prospectus.
      (b) There are no arrangements for the purchase of any preference shares from any officer, director or affiliate of FMC AG. Such persons may participate in the Conversion Offer on the same terms as other holders of Preference Shares.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
      (e) Incorporated by reference to the information set forth under the caption “Description of the Proposed Pooling Arrangements” in the Prospectus.

Item 6.	Purposes of the Transaction and Plans or Proposals
      (a) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects.”
      (b) Not applicable

      (c) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects.”

Item 7.	Source and Amount of Funds or Other Consideration
      (a) Not applicable
      (b) Not applicable
      (c) Incorporated by reference to the information in the Prospectus set forth under the caption “The Conversion and Transformation; Effects — Accounting Treatment — Transformation of Legal Form.”

Item 8.	Interest in Securities of the Subject Company
      (a) Incorporated by reference to the information set forth in the Prospectus under the caption “Interest of Certain Persons in the Conversion and Transformation — Interest of Fresenius AG” and in Item 7E of the FMC AG 2004 20-F/A.
      (b) Neither FMC AG nor FMC KGaA has effected any transactions in the preference shares during the 60 days preceding the filing of this Schedule TO other than, in the case of FMC AG, issuance of preference shares upon the exercise of employee stock options. To the knowledge of FMC AG and FMC KGaA, none of the persons described in Instruction C to Schedule TO nor any of the executive officers of FMC AG or its subsidiaries has effected any such transactions during such period.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used
      (a) Not applicable

Item 10.	Financial Statements
      (a) Incorporated by reference to the information set forth in Item 18 of the FMC AG 2004 20-F/A and Part I, Item 1 of FMC AG’s Report on Form 6-K furnished to the SEC on August 5, 2005.
      (b) Not applicable.
      (c) Not applicable.

Item 11.	Additional Information
      (a)(1) Incorporated by reference to the information set forth in the Prospectus under the caption “Interest of Certain Persons in the Conversion and Transformation.”
      (a)(2) Incorporated by reference to the information set forth in the Prospectus under the captions “The U.S. Offer — Conditions to the U.S. Offer” and “Stock Exchange Listing and Trading.”
      (a)(3) Not Applicable
      (a)(4) Not Applicable
      (a)(5) Not Applicable

Item 12.	Exhibits
      (a) Preliminary prospectus dated October 7, 2005 (incorporated by reference to the prospectus contained in the registration statement on Form F-4 of FMC AG and FMC KGaA (Registration no. 333-128899 filed October 7, 2005.
      (b) Not applicable
      (d) Form of Pooling Agreement to be entered into among Fresenius AG, Fresenius Medical Care AG, Fresenius Medical Care Management AG (for itself and as general partner of Fresenius Medical Care AG &

Co. KGaA), and the independent directors of Fresenius Medical Care AG & Co. KGaA. (Incorporated by reference to Exhibit 4.3 to Amendment No. 2 to the Registration Statement on Form F-4 of Fresenius Medical Care AG, Registration No. 333-124759, filed July 1, 2005).
      (g) Not applicable
      (h)(1)Tax Opinion of Nörr Stiefenhofer Lutz (to be filed by amendment)
      (h)(2)Tax Opinion of O’Melveny & Myers LLP (to be filed by amendment)

Item 13.	Information Required by Schedule 13E-3
      Not Applicable

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FRESENIUS MEDICAL CARE AG

By:	/s/ Dr. Ben J. Lipps

Dr. Ben J. Lipps
Chairman of the Management Board
Chief Executive Officer

By:	/s/ Mats Wahlstrom

Name: Mats Wahlstrom

Title:	Co-Chief Executive Officer,

Fresenius Medical Care North
America, President “Medical
Services” and Member of the
Management Board

Dated: October 11, 2005

FRESENIUS MEDICAL CARE MANAGEMENT AG, as general partner of Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares to be created upon the transformation of legal form of Fresenius Medical Care AG

By:	/s/ Lawrence Rosen

Lawrence Rosen
Member of the Management Board

Dated: October 11, 2005

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